SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SPEEDWAY MOTORSPORTS, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

847788106
(CUSIP Number)

James N. Greene

Parker Poe Adams & Bernstein LLP
401 South Tryon Street, Suite 3000

Charlotte, North Carolina 28202

(704) 372-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847788106

1	Name of reporting persons O. Bruton Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 11,376
	8	Shared voting power 29,000,000
	9	Sole dispositive power 11,376
	10	Shared dispositive power 29,000,000
11	Aggregate amount beneficially owned by each reporting person 29,011,376
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.1% (see Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 847788106

1	Name of reporting persons Sonic Financial Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, BK
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 23,700,000
	8	Shared voting power 0
	9	Sole dispositive power 23,700,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 23,700,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 58.1% (see Item 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 847788106

1	Name of reporting persons OBS Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 5,300,000
	8	Shared voting power 0
	9	Sole dispositive power 5,300,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,300,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.0% (see Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 847788106

1	Name of reporting persons Marcus G. Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 139,190(1)
	8	Shared voting power 29,000,000
	9	Sole dispositive power 139,190(1)
	10	Shared dispositive power 29,000,000
11	Aggregate amount beneficially owned by each reporting person 29,139,190(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.4% (see Item 5)
14	Type of reporting person IN

(1)     Excludes 127,258 restricted stock units granted to Marcus Smith under the Speedway Motorsports, Inc. 2013 Stock Incentive Plan, Amended and Restated as of April 19, 2017, which are subject to performance- and time-based vesting conditions.

CUSIP No. 847788106

1	Name of reporting persons B. Scott Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 4,459
	8	Shared voting power 29,000,000
	9	Sole dispositive power 4,459
	10	Shared dispositive power 29,000,000
11	Aggregate amount beneficially owned by each reporting person 29,004,459
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.1% (see Item 5)
14	Type of reporting person IN

CUSIP No. 847788106

1	Name of reporting persons David Bruton Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 29,000,000
	9	Sole dispositive power 0
	10	Shared dispositive power 29,000,000
11	Aggregate amount beneficially owned by each reporting person 29,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.1% (see Item 5)
14	Type of reporting person IN

CUSIP No. 847788106

EXPLANATORY NOTE

This Amendment No. 3 amends and restates in its entirety the information set forth in the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by a group consisting of O. Bruton Smith, Sonic Financial Corporation, a North Carolina corporation, OBS Holdings, LLC, a North Carolina limited liability company, Marcus G. Smith, B. Scott Smith and David Bruton Smith (all of the foregoing, collectively, the “Reporting Persons”) and last amended and restated on June 16, 2015 (as so amended and restated, the “Existing Schedule”) relating to the common stock, par value $.01 per share, of Speedway Motorsports, Inc., a Delaware corporation. Information set forth in response to any item of the Existing Schedule, as amended and restated by this Amendment No. 3 (as so amended and restated, this “Schedule”), shall be deemed to be a response to all other items hereof to which such information is relevant.

The Existing Schedule is hereby amended and restated in its entirety as follows:

Item 1.     Security and Issuer.

This Schedule is filed with respect to the common stock, par value $.01 per share (the “Common Stock”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5555 Concord Parkway South, Concord, North Carolina 28027.

Item 2.     Identity and Background

This Schedule is filed on behalf of a group consisting of O. Bruton Smith, a United States citizen, Sonic Financial Corporation, a North Carolina corporation (“SFC”), OBS Holdings, LLC, a North Carolina limited liability company (“Holdings”), Marcus G. Smith, a United States citizen, B. Scott Smith, a United States citizen, and David Bruton Smith, a United States citizen, who are sometimes collectively referenced herein as the Reporting Persons.

Bruton Smith is the Executive Chairman of the Company, and Marcus Smith is the Chief Executive Officer and President of the Company. The Company is a leading promoter, marketer and sponsor of motorsports activities in the United States.

Scott Smith is the co-founder of Sonic Automotive, Inc. (“SAH”), and David Smith is the Chief Executive Officer of SAH. SAH is one of the largest automotive retailers in the United States (as measured by total revenue). The business address and the address of the principal office of SAH are 4401 Colwick Road, Charlotte, North Carolina 28211.

SFC holds securities of the Company and SAH and conducts certain other activities. The business address and the address of the principal office of SFC are 5401 East Independence Boulevard, Charlotte, North Carolina 28212.

Holdings is an investment holding company. The business address and the address of the principal office of Holdings are 5401 East Independence Boulevard, Charlotte, North Carolina 28212.

Schedule A hereto lists all of the executive officers and directors or persons holding equivalent positions (the “Scheduled Persons”) of each of SFC and Holdings, other than the Reporting Persons.

None of the Reporting Persons or the Scheduled Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or Scheduled Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 24, 2015, pursuant to which the Reporting Persons have agreed to file this Schedule jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

Item 3.     Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons (as further described in Item 5 hereof) were acquired in the following transactions:

●	1,000 shares of Common Stock were acquired by Bruton Smith on December 21, 1994 in exchange for $1,000.

●	11,850,000 shares of Common Stock were acquired by SFC on March 3, 1995 in exchange for all of the outstanding capital stock of Charlotte Motor Speedway, Inc.

●

2,649,000 shares of Common Stock were acquired by Bruton Smith on March 3, 1995 in exchange for all of the outstanding capital stock of Atlanta Motor Speedway, Inc. (“AMS”). An additional 500,000 shares of Common Stock were also acquired by Bruton Smith on March 3, 1995 as part of the AMS transaction, but such shares were resold by him that same day in the Company’s initial public offering (the “IPO”).

●	A two-for-one Common Stock split was effective on March 15, 1996.

●	On December 14, 2012, Bruton Smith transferred 5,300,000 shares of Common Stock to Holdings.

●	Bruton Smith acquired 11,376 shares of Common Stock in open-market purchases using personal funds and resources.

●	Marcus Smith acquired 139,190 shares of Common Stock through awards under the Company’s incentive compensation plans.

●	Scott Smith acquired 4,459 shares of Common Stock through awards under the Speedway Motorsports, Inc. 2018 Formula Restricted Stock Plan for Non-Employee Directors.

The Reporting Persons estimate that the aggregate consideration required to acquire the shares of Common Stock not owned by the Reporting Persons in the transaction contemplated by the Proposal described in Item 4 hereof would be approximately $212.2 million (not including the impact of any outstanding equity awards). The Reporting Persons anticipate that such consideration would be funded by a combination of cash on hand and borrowings under new debt facilities.

Item 4.     Purpose of Transaction.

Bruton Smith, directly and indirectly through SFC, acquired the majority of the shares of Common Stock beneficially owned by him in a restructuring of the Company incident to the IPO on March 3, 1995. Bruton Smith’s purpose in acquiring such shares was to continue his control of the Company. Bruton Smith acquired other shares of Common Stock held by him directly for personal financial planning purposes.

Bruton Smith transferred 5,300,000 shares of Common Stock to Holdings on December 14, 2012 for portfolio management purposes.

Marcus Smith acquired the shares of Common Stock held by him directly through awards under the Company's incentive compensation plans.

On June 16, 2015, SFC and Holdings were each recapitalized for business succession purposes and, immediately thereafter, Bruton Smith sold shares of SFC and units of Holdings to certain of his lineal descendants. As a result of such recapitalizations and subsequent sales, Bruton Smith no longer holds a majority of the voting power of SFC or Holdings, but he remains the majority holder of the nonvoting shares of SFC and nonvoting units of Holdings. In connection with such recapitalizations and subsequent sales, (i) Marcus Smith, Scott Smith and David Smith were appointed as managers of Holdings, joining Bruton Smith, who was previously the sole manager of Holdings, and (ii) Marcus Smith, Scott Smith and David Smith were appointed as executive vice presidents of SFC, while Bruton Smith remains the chief executive officer and president of SFC.

On April 22, 2019, the Reporting Persons determined to pursue a transaction to take the Company private and to submit to the board of directors of the Company (the “Board”) a non-binding proposal with respect to such a transaction.

On April 23, 2019, SFC delivered to the Board a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Company that are not owned by the Reporting Persons for cash consideration of $18.00 per share (the “Proposal”). A copy of the Proposal is filed herewith as Exhibit 99.4, and the information set forth in the Proposal is incorporated by reference herein.

SFC indicated in the Proposal that it expects that a special committee of independent directors appointed by the Board and advised by independent legal and financial advisors (the “Special Committee”) will consider the Proposal and make a recommendation to the Board. SFC also stated in the Proposal that it will not proceed with the transaction contemplated by the Proposal unless the proposed transaction is approved by the Special Committee and that the proposed transaction will be subject to a non-waivable condition requiring approval by the holders of a majority of the outstanding shares of Common Stock that are not owned or controlled by the Reporting Persons.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Company, an extraordinary corporate transaction (such as a merger) involving the Company, delisting of the Common Stock from The New York Stock Exchange and other material changes in the Company’s business or corporate structure.

No assurances can be given that the transaction contemplated by the Proposal will be consummated. SFC reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.     Interest in Securities of the Issuer.

All percentages specified in this Item 5 are based on an aggregate of 40,814,290 shares of Common Stock outstanding on March 1, 2019, as reported in the Company’s proxy statement filed by the Company with the SEC on March 22, 2019, which is the most recently available filing with the SEC by the Company as of the date of the filing of this Schedule.

As of the date of filing of this Schedule, Bruton Smith is the beneficial owner of an aggregate of 29,011,376 shares of Common Stock (which constitutes approximately 71.1% of all of the outstanding shares of Common Stock), of which 11,376 such shares are held directly by Bruton Smith, 23,700,000 such shares are held by SFC and 5,300,000 shares are held by Holdings. Bruton Smith has sole voting and dispositive power over 11,376 of such shares.

As of the date of filing of this Schedule, SFC is the beneficial owner of an aggregate of 23,700,000 shares of Common Stock (which constitutes approximately 58.1% of all of the outstanding shares of Common Stock). SFC has sole voting and dispositive power over all of such shares.

As of the date of filing of this Schedule, Holdings is the beneficial owner of an aggregate of 5,300,000 shares of Common Stock (which constitutes approximately 13.0% of all of the outstanding shares of Common Stock). Holdings has sole voting and dispositive power over all of such shares.

As of the date of filing of this Schedule, Marcus Smith is the beneficial owner of an aggregate of 29,139,190 shares of Common Stock (which constitutes approximately 71.4% of all of the outstanding shares of Common Stock), of which 139,190 such shares are held directly by Marcus Smith, 23,700,000 such shares are held by SFC and 5,300,000 shares are held by Holdings. Marcus Smith has sole voting and dispositive power over 139,190 of such shares. The foregoing figures exclude 127,258 restricted stock units that were granted to Marcus Smith under the Speedway Motorsports, Inc. 2013 Stock Incentive Plan, amended and restated as of April 19, 2017 (the “Stock Incentive Plan”), which are subject to performance- and time-vesting conditions.

As of the date of filing of this Schedule, Scott Smith is the beneficial owner of an aggregate of 29,004,459 shares of Common Stock (which constitutes approximately 71.1% of all of the outstanding shares of Common Stock), of which 4,459 such shares are held directly by Scott Smith, 23,700,000 such shares are held by SFC and 5,300,000 shares are held by Holdings. Scott Smith has sole voting and dispositive power over 4,459 of such shares.

As of the date of filing of this Schedule, David Smith is the beneficial owner of an aggregate of 29,000,000 shares of Common Stock (which constitutes approximately 71.1% of all of the outstanding shares of Common Stock), of which 23,700,000 such shares are held by SFC and 5,300,000 shares are held by Holdings. David Smith does not have sole voting and dispositive power of any of such shares.

Bruton Smith, Marcus Smith, Scott Smith and David Smith have shared voting and dispositive power over 23,700,000 of the shares beneficially owned by each and held by SFC. See Item 2 for information about each holder.

Bruton Smith, Marcus Smith, Scott Smith and David Smith have shared voting and dispositive power over 5,300,000 of the shares beneficially owned by each and held by Holdings. See Item 2 for information about each holder.

William R. Brooks, the Vice President, Treasurer and Chief Financial Officer of the Company, an executive officer of each of SFC and Holdings and a director of each of the Company and SFC, is the beneficial owner of 232,421 shares of Common Stock directly held by him over which he has sole voting and dispositive power.

Randall Storey, the Senior Vice President and Tax Director of the Company and a director of SFC, is the beneficial owner of 23,575 shares of Common Stock directly held by him over which he has sole voting and dispositive power. The foregoing figure excludes 3,000 restricted stock units that were granted to Randall Storey under the Stock Incentive Plan, which are subject to performance- and time-vesting conditions.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bruton Smith is the Chief Executive Officer and President of SFC and owns, of record and beneficially, the substantial majority of the value of SFC’s outstanding capital stock. Marcus Smith, Scott Smith and David Smith are executive officers of SFC.

Each of Bruton Smith, Marcus Smith, Scott Smith and David Smith is a manager of Holdings.

An aggregate of 500,000 shares of Common Stock have been pledged by SFC as security for loans. An aggregate of 122,037 shares of Common Stock have been pledged by Marcus Smith as security for loans.

Item 7.     Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Subscription Agreement, dated March 3, 1995, between SFC and the Company (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Bruton Smith and SFC, File No. 005-47812)

99.2	Subscription Agreement, dated March 3, 1995, between Bruton Smith and the Company (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Bruton Smith and SFC, File No. 005-47812)

99.3

Joint Filing Agreement, dated June 24, 2015, among the Reporting Persons (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by the Reporting Persons on June 25, 2015, File No. 005-53499)

99.4	Letter, dated April 23, 2019, from SFC to the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 24, 2019

/s/ O. Bruton Smith O. Bruton Smith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 24, 2019

SONIC FINANCIAL CORPORATION By: /s/ William R. Brooks Name: William R. Brooks Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 24, 2019

OBS HOLDINGS, LLC By: /s/ William R. Brooks Name: William R. Brooks Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 24, 2019

/s/ Marcus G. Smith Marcus G. Smith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 24, 2019

/s/ B. Scott Smith B. Scott Smith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 24, 2019

/s/ David Bruton Smith David Bruton Smith

Schedule A

Set forth below are the name, position and present principal occupation of each of the executive officers and directors or persons holding equivalent positions of each of Sonic Financial Corporation (“SFC”) and OBS Holdings, LLC (“Holdings”). The business address of each such person is 5555 Concord Parkway South, Concord, North Carolina 28027, and each such person is a citizen of the United States.

EXECUTIVE OFFICERS AND DIRECTORS OF SFC

NAME	PRESENT PRINCIPAL OCCUPATION AND POSITION WITH SFC

William R. Brooks	Vice President, Treasurer and Chief Financial Officer of Speedway Motorsports, Inc. (the “Company”); Director of SFC; Vice President and Chief Financial Officer of SFC

Randall Storey	Senior Vice President and Tax Director of the Company; Director of SFC

EXECUTIVE OFFICERS OF HOLDINGS

NAME	PRESENT PRINCIPAL OCCUPATION AND POSITION WITH HOLDINGS

William R. Brooks	Vice President, Treasurer and Chief Financial Officer of the Company; Vice President and Treasurer of Holdings